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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25



                                                  COMMISSION FILE NUMBER 0-20889



                           NOTIFICATION OF LATE FILING



                                  (Check One):

[X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q


For Period Ended:  December 31, 1999


Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I- REGISTRANT INFORMATION

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Full Name of Registrant:   AVTEAM, INC.
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Former Name if Applicable:
                          ------------------------------

Address of Principal Executive Office (Street Number):     3230 Executive Way
                                                        -----------------------
City, State and Zip Code:   Miramar, Florida 33025
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PART II - RULE 12B-25(B)AND (C)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ]    (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]    (b)   The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)   The accountant's statement or other exhibit required by
               Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

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         State below in reasonable detail the reasons why the Form 10-K, 11-K,
20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

         This Annual Report on Form 10-K could not be filed within the prescribed time period because management is currently involved in a lengthy review of Registrant's inventory quantities and related carrying value.




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PART IV - OTHER INFORMATION

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(1)      Name and telephone number of person to contact in regard to this notification:

                   Mark S. Koondel               (954) 431-2359
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                       (Name)               (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s):

                                                     [ X ]  Yes       [   ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                     [ X ]  Yes       [   ]  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Please see the Press Release dated March 29, 2000 attached as Exhibit
         A. Further quantitative estimates are unavailable at this time.


                                  AVTEAM, INC.
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                  (Name of Registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  March 31, 2000                    By: /s/ Mark S. Koondel
                                             -----------------------------------
                                             Mark S. Koondel
                                             Chief Financial Officer




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                                                                       EXHIBIT A








                                                                    AVTEAM, Inc.
                                                              3230 Executive Way
                                                               Miramar, FL 33025
                                                                  (Nasdaq: AVTM)


                  AVTEAM, INC. TO FILE EXTENSION FOR 1999 10-K


MIRAMAR, FL, March 29, 2000 - AVTEAM, Inc. (Nasdaq: AVTM) announced today that it will file an extension for the filing of its annual report on Form 10-K for the year ended December 31, 1999, delaying the filing and release of earnings for the year and quarter ended December 31, 1999. The Company anticipates filing its 10-K by mid-April 2000. According to management, the delay stems from a lengthy review of its inventory quantities and related carrying value. Management expects the completed review to result in a reduction in carrying value and a non-cash charge for the quarter ended December 31, 1999.

"Significantly higher fuel and interest costs are depressing airline margins, which we believe is causing a ripple effect in the aftermarket," said Donald A. Graw, President and Chief Executive Officer of AVTEAM. "Additionally, a number of our competitors have been experiencing significantly deteriorating financial positions, which has resulted in the sale of product into the marketplace at reduced prices."

The Company's revenues for the quarter ended December 31, 1999 were approximately $34 million, an increase of approximately 30 percent over the corresponding quarter of 1998. The 1998 quarter included revenues from M&M Aircraft Services, Inc. from the date of its acquisition on December 15, 1998. The Company anticipates that its first quarter 2000 revenues will approximate the prior year first quarter revenues which were $29.3 million. Gross margin for both the fourth quarter 1999 and first quarter 2000 are expected to decline from previous historical levels as a result of the industry conditions noted above.

Despite current softness in the industry, Graw expressed his belief that AVTEAM is well positioned to take advantage of the vast market for the CFM56-3, successor engine to the JT8D, anticipating FAA certification for the CFM56-3 by the end of April 2000. At that time, the Company believes it will become the only independent CFM56-3 repair and overhaul provider within the United States. The Company expects to begin generating CFM56-3 repair and overhaul revenues in the third quarter of 2000. There are an estimated 4,500 CFM56-3 engines in service currently and the MRO market for this engine is continuing to grow. The MRO annual market for the CFM56-3 engine is estimated to currently exceed $700 million and the Company believes it is well positioned as an aftermarket company to establish a strong foothold in this growing market.






                                    - MORE -


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AVTEAM is a leader in the $20 billion worldwide aftermarket for commercial aircraft engines, engine parts, airframe components and engine maintenance services. The Company is an internationally recognized specialist in the refurbishment of the Pratt & Whitney JT8D jet turbine engine, currently the most widely flown engine in the world's commercial airline fleet. Recently, AVTEAM has expanded its product line to include CFM56 and CF6 engine parts, and DC-9 and DC-10 airframe material, and expects to enter the CFM56-3 maintenance, repair and overhaul market in 2000. AVTEAM also offers equipment leasing, engine management and certain on-wing maintenance services. In December 1998, the Company acquired substantially all the assets and liabilities of M&M Aircraft Services, Inc., an engine maintenance, repair and overhaul company based in Medley, Florida.

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EXCEPT FOR THE FACTUAL STATEMENTS MADE HEREIN, THE INFORMATION CONTAINED IN THIS
PRESS RELEASE CONSISTS OF FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS THAT ARE DIFFICULT TO PREDICT. WORDS AND EXPRESSIONS REFLECTING OPTIMISM AND SATISFACTION WITH CURRENT PROSPECTS, AS WELL AS WORDS SUCH AS "BELIEVE," "INTENDS," "EXPECTS," "PLANS," "ANTICIPATES," "ESTIMATES," AND VARIATIONS THEREOF, IDENTIFY FORWARD LOOKING STATEMENTS, BUT THEIR ABSENCE DOES NOT MEAN THAT A STATEMENT IS NOT FORWARD LOOKING. SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF PERFORMANCE, AND THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE CONTAINED IN SUCH STATEMENTS. FACTORS THAT CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE A DECLINE IN THE DEMAND FOR AFTERMARKET AIRCRAFT ENGINES, INCREASED FUEL PRICES AND INTEREST CHARGES, RESCHEDULING OR CANCELLATION OF CUSTOMER ORDERS, LOSS OF A MAJOR CUSTOMER, DIFFICULTIES IN EXECUTING THE COMPANY'S PLANS TO SIGNIFICANTLY EXPAND CFM56 CAPACITIES, REGULATORY UNCERTAINTIES, SEASONAL FLUCTUATIONS, GENERAL COMPETITION AND PRICE PRESSURES IN THE MARKETPLACE, AND THE COMPANY'S ABILITY TO CONTROL COSTS AND EXPENSES. REFERENCE IS ALSO MADE TO OTHER FACTORS SET FORTH IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION INCLUDING THE "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSTS" AND OTHER SECTIONS OF THE COMPANY'S FORM 10-K FOR THE MOST RECENTLY COMPLETED FISCAL YEAR. THESE FORWARD LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE OF THIS RELEASE, AND THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE ANY FORWARD LOOKING STATEMENTS TO REFLECT NEW INFORMATION, EVENTS OR CIRCUMSTANCES AFTER THE DATE OF THIS RELEASE.